United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

August 6, 2021

Date of Report (Date of earliest event reported)

Model Performance Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	001-40318	n/a
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Cheung Kong Center, 58 Floor, Unit 5801 2 Queens Road Central Central Hong Kong	n/a
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +852 9258 9728

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	MPAC	The Nasdaq Stock Market LLC
Warrants	MPACW	The Nasdaq Stock Market LLC
Units	MPACU	The Nasdaq Stock Market LLC
Rights	MPACR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material definitive Agreements.

Merger Agreement

On August 6, 2021, MultiMetaVerse Inc., a Cayman Islands exempted company (the “Company” or “MMV”), Model Performance Acquisition Corp., a British Virgin Islands business company (the “Parent”), certain shareholders of the Company (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), Model Performance Mini Corp., a British Virgin Islands business company (“Purchaser”) and Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”), entered into a Merger Agreement (the “Merger Agreement”).

Acquisition Merger and Acquisition Consideration

Upon the closing of the transactions contemplated in the Merger Agreement, Merger Sub will merge with and into the Company (the “Acquisition Merger”). Following the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Acquisition Merger (the “Surviving Corporation”) under the Laws of the Cayman Islands and become a wholly owned subsidiary of the Purchaser.

Pursuant to the terms of the Merger Agreement, the aggregate consideration to be paid to existing shareholders of the Company is $300,000,000, which will be paid entirely in stock, comprised of newly issued ordinary shares of the Purchaser at a price of $10.00 per share. Upon the effectiveness of the Acquisition Merger, issued and outstanding ordinary shares of the Company will be cancelled and automatically converted into the right to receive, without interest, the applicable portion of the ordinary shares of the Purchaser.

Reincorporation Merger

Concurrently with the Acquisition Merger, the Parent will be merged with and into Purchaser, the separate corporate existence of the Parent will cease and Purchaser will continue as the surviving corporation (the “Reincorporation Merger”). In connection with the Reincorporation Merger, each of the Parent’s issued and outstanding shares will be converted into an equivalent share of Purchaser:

•	Each Parent’s ordinary share will be converted automatically into one corresponding share of Purchaser’s ordinary share (e.g., Parent Class A Ordinary Share into Purchaser Class A Ordinary Share);

•	Each right convertible into one-tenth (1/10) of one Parent’s Class A Ordinary Share shall be converted automatically into one-tenth (1/10) of one Purchaser’s Class A Ordinary Share, in accordance with the terms thereof;

•	Each warrant entitling the holder to purchase one Parent Class A Ordinary Share at a price of $11.50 per whole share will be automatically adjusted to become one warrant to purchase one Purchaser Class A Ordinary Share at a price of $11.50 per whole share, in accordance with the terms thereof.

•	Each Parent’s unit shall be separated automatically into its constituent securities, which shall be converted automatically into securities of the Purchaser in accordance with the above, as applicable.

Representations and Warranties

In the Merger Agreement, MMV, together with its subsidiaries are referred to as “the Company Group”). MMV and its Principal Shareholders, jointly and severally, make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Merger Agreement) relating to, among other things: (a) proper corporate existence and power of MMV and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and additional agreements thereto; (d) absence of conflicts; (e) capital structure; (f) accuracy of charter documents and corporate records; (g) accuracy of the list of all assumed or “doing business as” names used by the Company Group; (h) accuracy of the list of each subsidiary of MMV; (i) required consents and approvals; (j) financial information; (k) absence of certain changes or events; (l) title to assets and properties; (m) material litigations; (n) material contracts; (o) licenses and permits; (p) compliance with laws; (q) ownership of intellectual property; (r) customers and suppliers; (s) accounts receivable and payable and loans; (t) no undisclosed pre-payments received; (u) employment and labor matters; (v) withholding of obligations of the Company Group applicable to its employees; (w) real property; (x) taxes matters; (y) environmental matters; (z) finders fees; (aa) powers of attorney and suretyships; (bb) directors and officers; (cc) no unlawful payment; (dd) compliance with anti-money laundering laws; (ee) that MMV is not an investment company; and (u) other customary representations and warranties.

In the Merger Agreement, Parent, Purchaser and Merger Sub (collectively with Parent and Purchaser, the “Purchaser Parties”) make certain representations and warranties relating to, among other things: (a) proper corporate existence and power; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) no need for governmental authorization for the execution, delivery or performance of the agreement and additional agreements thereto; (d) absence of conflicts; (e) finders fees; (f) issuance of closing payment shares; (g) capital structure; (h) information supplied; (i) minimum trust fund amount; (j) validity of Nasdaq Stock Market listing; (k) that Parent is a publicly-held company subject to reporting obligations; (l) no market manipulation; (m) board approval; (n) SEC filing requirements and financial statements; (o) litigation; (p) compliance with laws, including those relating to money laundering; (q) OFAC-related representations and warranties; (r) that Parent is not an investment company; (s) tax matters; and (t) material contracts.

Conduct Prior to Closing; Covenants Pending Closing

Each of MMV and Parent has agreed to, and cause its subsidiaries to, operate its respective business in the ordinary course, consistent with past practices, prior to the closing of the transactions (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains covenants providing for:

•	Purchaser Parties providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

•	Each party promptly notifying the other party of certain events;

•	SEC filings and cooperation in making certain filings with the SEC;

•	MMV delivering its financial statements;

•	Disbursement of funds in the trust account; and

•	Directors’ and officers’ indemnification and insurance.

Covenants

The Company Group makes covenants relating to, among other things: (a) reporting of taxes and compliance with laws; (b) reasonable best efforts to obtain each third party consent; (c) reasonable best efforts to assist the ODI shareholders to complete the ODI filings; (d) certain issuance of MMV ordinary shares prior to the closing; (e) annual and interim financial statements; (f) continued employment of certain employees of MMV; and (g) procuring additional investors to provide equity financing in the aggregate amount of $10,000,000 to Parent on substantially the same terms and conditions in the Subscription Agreement.

Each party further makes covenants relating to, among other things: (a) reasonable best efforts to consummate and implement the transaction; (b) tax matters; (c) settlement and reimbursement of expenses; (d) compliance with SPAC agreements; (e) that Purchaser shall prepare with the assistance, cooperation of the Company Group, and file with the SEC a registration statement; and (f) confidentiality.

General Conditions to Closing

Consummation of the Merger Agreement and the transactions herein is conditioned on, among other things, (i) no provisions of any applicable law, and no order shall prohibit or prevent the consummation of the closing; (ii) there shall not be any action brought by a third party that is not an affiliate of the parties hereto to enjoin or otherwise restrict the consummation of the closing; (iii) the Reincorporation Merger shall have been consummated and the applicable certificates filed in the appropriate jurisdictions; (iv) the SEC shall have declared the registration statement effective, and no stop order suspending the effectiveness of the registration statement or any part thereof shall have been issued; (v) the Merger Agreement, each of the additional agreement as described in the Merger Agreement and the transactions contemplated hereby and thereby, shall have been duly authorized and approved respectively by the shareholders of MMV and the Parent; (vi) immediately after the Closing, the Parent shall have in excess of $5,000,000 in net tangible assets.

The Company’s Conditions to Closing

The obligations of the Company to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

•	Purchaser Parties complying with all of their obligations under the Merger Agreement in all material respects;

•	the representations and warranties of Purchaser Parties being true on and as of the date of the Merger Agreement and closing date of the transactions except as would not be expected to have a material adverse effective;

•	Purchaser Parties complying with the reporting requirements under the applicable Securities Act and Exchange Act; and

•	there having been no material adverse effect to Purchaser Parties.

Purchaser Parties’ Conditions to Closing

The obligations of Purchaser Parties to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•	The Company Group complying with all of the obligations under the Merger Agreement in all material respects;

•	the representations and warranties of the Company Group being true on and as of the date of the Merger Agreement and closing date of the transactions except would not be expected to have a material adverse effective;

•	there having been no material adverse effect to the Company Group;

•	the Purchaser Parties receiving legal opinions from the Company’s counsels in the PRC and Cayman Islands;

•	Certain shareholders of the Company shall have completed the ODI filings; and

•	An equity financing in aggregate amount of no less than $20,000,000 shall have been consummated or consummate substantially concurrently with the closing of the transactions.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the closing, whether before or after approval of the proposals being presented to the Company’s stockholders, by:

•	the Purchaser Parties, if the audited financial statements for the years ended December 31, 2020, 2019 and the unaudited management accounts of the Company as of and for the six (6) month period ended June 30, 2021 have not been delivered by August 13, 2021;

•	the Purchaser Parties, if the Company fails to procure reputable investor to provide equity financing in the aggregate amount of $10,000,000 to Parent on substantially the same and conditions in the Subscription Agreement;

•	either the Company or the Purchaser Parties, if the closing has not occurred by December 31, 2021, provided that no material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement shall have occurred or have been made;

•	the Purchaser Parties, if the Company has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement, the plan of merger or the transactions fail to be authorized or approved by the Shareholders of the Company and such breach has not been cured within fifteen (15) days following the receipt by the Company Group of a notice describing such breach; or

•	the Company, if the Purchaser Parties has materially breached any representation, warranty, agreement or covenant contained in the Merger Agreement and such breach has not been cured within fifteen (15) days following the receipt by the Purchaser Parties of a notice describing such breach.

Subscription Agreement

Concurrently with the execution of the Merger Agreement, the Parent, the Purchaser and BILIBILI Inc. (the “PIPE Investor”) have entered into a subscription agreement (“Subscription Agreement”) pursuant to which the PIPE Investor has committed to purchase an aggregate of 1,000,000 Purchaser Ordinary Shares (the “PIPE Shares”) from Purchaser at a price per share of $10.00, for gross proceeds to Purchaser of $10,000,000 (the “PIPE Investment”). The closing of the PIPE Investment is conditioned upon, among other things, the completed or concurrent consummation of the transactions set forth in the Merger Agreement (the “Transactions”).

Purchaser agreed to file a registration statement registering the resale of the PIPE Shares within forty-five (45) days after consummation of the Transactions.

A copy of the form of Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Subscription Agreement is qualified in its entirety by reference thereto.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the Transactions, Parent will enter into the following additional agreements.

Purchaser Amended and Restated Registration Rights Agreement

 At the closing, Purchaser will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with certain Company stockholders of Parent with respect to the shares issued in connection with the business combination. The Registration Rights Agreement provides certain demand registration rights and piggyback registration rights to such stockholders, subject to underwriter cutbacks and issuer blackout periods. Purchaser will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is included as Exhibit G to the Merger Agreement, filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-up Agreement

In connection with the closing of the Business Combination, certain stockholders of the Company will enter into a lock-up agreement (the “Stockholder Lock-Up Agreement”) with Purchaser, pursuant to which each will agree, subject to certain customary exceptions, not to:

(i)       offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of Purchaser ordinary share or securities convertible into or exercisable or exchangeable for Purchaser ordinary shares held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;

(ii)        enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)        publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, edge or other arrangement, or engage in any “Short Sales” (as defined in the Stockholder Lock-up Agreement) with respect to any security of Purchaser;

until the date that is six months after the consummation of the Business Combination; provided, however, that the restrictions set forth in the Lock-up Agreement shall not apply to (1) transfers or distributions to such stockholders current or former general or limited partners, managers or members, stockholders, other equityholders or other direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the stockholder’s immediate family or to a trust, the beneficiary of which is the stockholder or a member of the stockholder’s immediate family for estate planning purposes; (3) by virtue of will, intestate succession or the laws of descent and distribution upon death of the stockholder; (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of Stockholder Lock-up Agreement. Notwithstanding the foregoing, if after consummation of the Business Combination, there is a “Change of Control” of Parent (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein.

The foregoing description of the Stockholder Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of Stockholder Lock-up Agreement, a copy of which is included as Exhibit D to the Merger Agreement, filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Purchaser Parties and MMV and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the pending transaction, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of Parent and MMV to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of MMV or Parent; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Parent’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of MMV and Parent to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and (ix) risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Parent’s prospectus/proxy statement filed with the SEC and in the Registration Statement on Form F-4 and proxy statement that will be filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Purchaser Parties, MMV, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Parent and Purchaser will file relevant materials with the SEC, including the Registration Statement on Form F-4 and a proxy statement. The proxy statement and a proxy card will be mailed to stockholders of Parent as of a record date to be established for voting at the stockholders’ meeting relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement on Form F-4 and proxy statement without charge from Parent and Purchaser. The Registration Statement on Form F-4 and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Parent at Cheung Kong Center, 58 Floor, Unit 5801, 2 Queens Road Central, Central, Hong Kong. INVESTORS AND SECURITY HOLDERS OF PARENT ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT PARENT WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARENT, MULTIMETAVERSE AND THE TRANSACTIONS.

Participants in Solicitation

Purchaser Parties, MMV, certain shareholders of Parent, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Parent common stock in respect of the proposed transaction. Information about Parent's directors and executive officers and their ownership of Parent's common stock is set forth in Parent's Registration Statement on Form S-1 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description

2.1*	Merger Agreement dated as of August 6, 2021
10.1	Subscription Agreement, dated as of August 6, 2021 by and among Model Performance Acquisition Corp. and certain institutional and accredited investor
10.2	Form of Amended and Restated Registration Rights Agreement
10.3	Form of Stockholder Lock-Up Agreement

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 6, 2021

MODEL PERFORMANCE ACQUISITION CORP.

By:	/s/ Serena Shie
Name:	Serena Shie
Title:	Chief Financial Officer